Exhibit 21

Subsidiaries of the Registrant

The following table provides a listing of the direct and indirect operating subsidiaries of the Registrant as of December 31, 2017, the percent of voting stock held by the Registrant, and the jurisdiction of incorporation or organization in which each subsidiary was incorporated or organized.

Subsidiaries of the Registrant	Jurisdiction of Incorporation or Organization	Percentage Voting Stock Held by Registrant

United Bank & Capital Trust Company	Kentucky	100%
FFKT Insurance Services, Inc.	Kentucky	100%
Farmers Capital Bank Trust I	Delaware	100%
Farmers Capital Bank Trust III	Delaware	100%

Farmers Bank Realty Co.[1]	Kentucky
EG Properties, Inc.[1]	Kentucky
Farmers Capital Insurance Corporation[1]	Kentucky

1A wholly-owned subsidiary of United Bank.